UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                     TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           $.01 Par Value Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   893617-20-9
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                                 (CUSIP Number)

                          Randall M. Paulson, President
          Transcontinental Realty Investors, Inc., 10670 North Central
                                   Expressway,
                 Suite 300, Dallas TX 75231; Tel. (214) 692-4700
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 15, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 893617-20-9

1)    Names of Reporting Persons S.S. or IRS Identification Nos. of Above Person
      ###-##-####

2)    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)_______________________________________________________________________
      (b)_______________________________________________________________________

3)    SEC Use Only______________________________________________________________

4)    Source of Funds (See Instructions)                     PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)______________________________________________________________

6)    Citizenship or Place of Organization                   United States

        Number of           (7) Sole Voting Power            198,450
      Shares Bene-
        ficially            (8) Shared Voting Power                0
        Owned by
          Each              (9) Sole Dispositive Power       198,450
       Reporting
        Person
         With               (10) Shared Dispositive Power          0


11)   Aggregate Amount Beneficially Owned by Each Reporting Person   198,450

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)_____________________________________________________________

13)   Percent of Class Represented by Amount in Row (11)     5.1


14)   Type of Reporting Person (See Instructions)            IN

Item 1.     Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value ("Common Stock") of Transcontinental Realty Investors, Inc. The principal executive offices of Transcontinental Realty Investors, Inc. are located at 10670 North Central Expressway, Suite 300, Dallas, TX 75231.

Item 2.     Identity and Background.

      This statement is being filed by Maurice A. Halperin. My business address is 2500 North Military Trail, Suite 225, Boca Raton, Florida 33431. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

      The source of the funds for the purchase of the Common Stock was my personal funds. The total amount of money used to purchase the Common Stock was $2,026,845.

Item 4.     Purpose of Transaction.

      The purpose for the acquisitions of the Common Stock is investment.

      I plan to acquire additional Common Stock with my personal funds for investment, depending on market conditions.

Item 5.     Interest in Securities of the Issuer.

      I beneficially own 198,450 shares of Common Stock, or approximately 5.1 percent of the outstanding Common Stock. I have the sole power to vote and dispose of the Common Stock. There is no shared power to vote or dispose of the Common Stock I own.

During the sixty day period ending April 15, 1997, I purchased a total of 35,400 shares of the Common Stock through the New York Stock Exchange in twenty-one open market transactions. The shares were purchased on my behalf by Raymond James & Associates, a securities broker-dealer. The table below lists the transaction date for each transaction, number of shares purchased, price per share and total price.

                                                             Total Price
                                                        (Includes Commissions
Date of Purchase   Amount Purchased    Price Per Share   and/or Other Charges)
----------------   ----------------    ---------------   ---------------------

02/25/97                2,500              $ 11 1/8           $ 27,845.50
02/26/97                1,200                11.00              13,233.00
03/10/97                2,000                11.50              23,033.00
03/10/97                  600                11.50               6,930.00
03/11/97                  600                11.50               6,933.00
03/12/97                1,200                12.2604            14,745.48
03/13/97                  900                13.50              12,198.00
03/14/97                1,100                13.8409            15,272.99
03/19/97                2,300                14.00              32,272.00
03/19/97                  100                13 7/8              1,390.50
03/21/97                1,900                13 7/8             26,395.50
03/25/97                  600                13.50               8,133.00
04/02/97                  200                11 1/8              2,258.00
04/08/97                2,600                11.9231            31,033.06
04/09/97                1,900                12.8947            24,532.93
04/10/97                  900                13.4734           121,293.60
04/10/97                  400                13.4734             5,419.36
04/11/97                1,000                13 7/8             13,908.00
04/11/97                1,400                13 7/8             19,455.00
04/14/97                1,300                13.8462            18,033.06
04/15/97                2,600                13.75              35,783.00

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable.

Item 7.     Material to be Filed as Exhibits.

      None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


DATE April 16, 1997


/S/ Maurice A. Halperin
----------------------------------------
Signature


Maurice A. Halperin
----------------------------------------
Name and Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).